Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Wisconsin Energy Corporation

Filer's Commission File No.: 001-09057

Subject Company: Integrys Energy Group, Inc.

Commission File No.: 1-11337

Date: February 11, 2015

Set forth below is the transcript from Wisconsin Energy Corporation’s year-end 2014 earnings call.

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT WEC - Q4 2014 Wisconsin Energy Corp Earnings Call EVENT DATE/TIME: FEBRUARY 11, 2015 / 7:00PM GMT OVERVIEW: Co. reported 2014 net income of $588.3m and GAAP diluted EPS of $2.59. Expects 2015 standalone adjusted EPS to be $2.67-2.77 and 1Q15 adjusted EPS to be $0.79-0.81. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

C O R P O R A T E P A R T I C I P A N T S Gale Klappa Wisconsin Energy Corporation - Chairman and CEO Pat Keyes Wisconsin Energy Corporation - CFO Allen Leverett Wisconsin Energy - President Scott Lauber Wisconsin Energy Corporation - Treasurer Steve Dickson Wisconsin Energy Corporation - Controller C O N F E R E N C E C A L L P A R T I C I P A N T S Julien Dumoulin-Smith UBS - Analyst Jonathan Arnold Deutsche Bank - Analyst Paul Ridzon KeyBanc Capital Markets - Analyst Michael Lapides Goldman Sachs - Analyst Paul Patterson Glenrock Associates - Analyst Dan Jenkins State of Wisconsin Investment Board - Analyst Dan Fidell US Capital Advisors - Analyst Michael Weinstein UBS - Analyst P R E S E N T A T I O N Editor Colleen F. Henderson Good afternoon, ladies and gentlemen. Thank you for waiting and welcome to Wisconsin Energy's conference call to review 2014 year-end results. This call is being recorded for rebroadcast and all participants are in a listen-only mode at this time. Before the conference call begins, I will read the forward-looking language. All statements in this presentation other than historical facts are forward-looking statements that involve risks and uncertainties which is are subject to change at any time. Such statements are based on management's expectations at the time they are made. In addition to the assumptions and other factors referred to in connection with the statements, factors described in the Company's latest Form 10-K and subsequent reports filed with the Securities and Exchange Commission could cause actual results to differ materially from those contemplated. During the discussions, the referenced earnings per share will be based on diluted earnings per share unless otherwise noted. After the presentation, the conference will be open to analysts for questions and answers. In conjunction with this call, Wisconsin Energy has posted on its website a package of detailed financial information at wisconsinenergy.com. A replay of our remarks will be available later today. And now it's my pleasure to introduce Mr. Gale Klappa, Chairman of the Board and Chief Executive Officer of Wisconsin Energy Corporation. 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 11, 2015 / 7:00PM, WEC - Q4 2014 Wisconsin Energy Corp Earnings Call

Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO Thank you. Good afternoon, everyone, and thanks for joining us as we review our 2014 year-end results. Let me begin as always by introducing the members of the Wisconsin Energy management team who are here with me today. We have Allen Leverett, President of Wisconsin Energy and CEO of our Generation group; Pat Keyes, our Chief Financial Officer; Susan Martin, General Counsel; Steve Dickson, Controller; and Scott Lauber, our Treasurer. Pat will review our financial results in detail in just a moment, but as you saw from our news release this morning we reported adjusted earnings of $2.65 a share for 2014. This compares with earnings of $2.51 a share for 2013. Our adjusted earnings exclude expenses of $0.06 a share related to our acquisition of the Integrys Energy Group. I'm very pleased to report to you that 2014 was another exceptional year for Wisconsin Energy. We delivered record financial results. We were named the most reliable utility in the Midwest for the fourth year in a row, extending our strong track record of network reliability and customer satisfaction. We invested nearly $740 million in our core business with all major projects on time and on budget. We achieved the safest year of operation in the history of the Company, which dates back more than 100 years. And we announced the acquisition of Integrys Energy. We believe the combination of the two companies will create the premier regulated utility system in the Midwest with superior service and competitive pricing for years to come. The benefits to all our stakeholders are clear, compelling and achievable. Turning now to the state of the economy, Wisconsin's unemployment rate declined to 5.2% at the end of 2014, well below the national average, and the state's lowest unemployment rate since 2008. As the economy continued to improve over the course of the year, deliveries, of electricity to our large commercial and industrial customers began to strengthen, as well. On a weather normal basis for the year, our large customers, excluding the iron ore mines, consumed approximately 1.3% more electricity than they did in 2013. We also saw a steady improvement in several important sectors of the state's economy, including paper manufacturing, food products, primary metals, and rubber and plastics production. In addition, we continued to see an uptick in customer growth across our system, particularly in our natural gas distribution business. For example, new electric service connections were up by 5.7% for the year but new natural gas installations rose by more than 28% during 2014. Later in my remarks I'll update you on several developments in our core business, as well as the important construction projects we have underway. But, first, I'd like to discuss our progress in obtaining regulatory approvals for the acquisition of Integrys. Now, to refresh your memory, on June 23 of 2014, we announced our plan to acquire Integrys in a cash and stock transaction. Combining the two companies to form the WEC Energy Group will create a strong electric and natural gas delivery company with deep operational expertise, scale, and the financial resources to meet the region's future energy needs. We'll serve more than 4.3 million customers in Wisconsin, Illinois, Michigan and Minnesota. In fact, the combination will create the eighth largest natural gas distribution company in America. And the strong cash flow of the Combined Company will be invested prudently in new and upgraded energy infrastructure for the region. As you're well aware, we have consistently used three criteria to evaluate any potential acquisition opportunity. First, we would have to believe that the acquisition would be accretive to earnings per share in the first full calendar year after closing. Second, it would need to be largely credit neutral. And, finally, we would have to believe that the long-term growth rate of any acquisition would be at least equal to Wisconsin Energy's standalone growth rate. Our analysis continues to show that the combination meets or exceeds all three criteria. We expect the Combined Company will be able to grow earnings per share at 5% to 7% per year, faster than either one of us is projecting on a standalone basis. 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 11, 2015 / 7:00PM, WEC - Q4 2014 Wisconsin Energy Corp Earnings Call

And, importantly, more than 99% of these earnings would come from regulated businesses. Our customers will clearly benefit from the operational efficiency that comes with increased scale and geographic proximity, and over time will enhance the operations of the seven utilities that will be part of our energy group by incorporating best practices system wide. In addition, as many of you know, Integrys today is one of the major owners of American Transmission Company with a 34.1% interest. Wisconsin Energy is the second largest owner with a 26.2% interest. That means the combined entity will have a 60% stake in one of the largest transmission companies in the country. ATC, of course, has a 10-year capital investment plan to bolster electric reliability in our region. In fact, ATC's capital plan for the years 2014-2023 calls for investment of between $3.3 billion and $3.9 billion. We believe it's a solid plan and we welcome the opportunity to increase our commitment to the transmission business. So, where do we stand in gaining the necessary approvals? Again, to refresh your memory, the proposed acquisition was approved by Wisconsin Energy and Integrys shareholders back on November 21 of 2014. In addition, the US Department of Justice completed its review under the Hart-Scott-Rodino act on October 24, 2014, with no further action required by the Company. As you know, the transaction also requires the approval of several regulatory agencies including the Federal Energy Regulatory Commission, the Wisconsin and Michigan Public Service Commissions, the Illinois Commerce Commission and the Minnesota Public Utilities Commission. We filed with all four state utility Commissions in early August and we're currently working through each of the proceedings. Perhaps the most notable regulatory development has occurred in Michigan where we reached a settlement last month that helps to pave the way for the acquisition while addressing electric reliability concerns in the Upper Peninsula. I'll talk about the settlement in more detail in just a moment, but it's important to note that the Michigan Governor, the Michigan Attorney General, and the iron ore mines all sent letters to the Federal Energy Regulatory Commission in January stating that they have no objections to our transaction. These parties will not oppose, will not condition or delay the counsel ohmages of the transaction in any proceeding at the Federal Energy Regulatory Commission. In addition, the State Attorney General, the Michigan Commission staff and the mines will not seek or support any other conditions to the merger and proceedings at the Michigan Public Service Commission. And the Michigan Commission has set a schedule now that calls for a decision by June 15 of this year. In Wisconsin, the Commission expects to vote on the acquisition no later than April 16. In Illinois, the Commerce Commission staff has proposed a schedule that calls for a decision two days after the 4th on July 6, 2015. And the Minnesota Commission is expected to review our application in early May. Finally, at the Federal Energy Regulatory Commission, the public comment periods in our merger case have now closed and we continue to work diligently to gain FERC approval. In summary, we're making very good progress on all regulatory fronts and we still anticipate closing the transaction during the second half of 2015. Two final items related to our acquisition of Integrys. Bark in June Integrys announced sale of its unregulated power and natural gas marketing business. That sale was completed on November 3, 2014 to a subsidiary of Exelon. The other item relates to the Michigan settlement that I discussed earlier. The settlement calls for the sale of the electric distribution assets owned by both Wisconsin Energy and Integrys in the Upper Peninsula, as well as the sale of our Presque Isle power plant to Upper Peninsula Power Company. Under the terms of the agreement, Wisconsin Energy's distribution assets would be sold for an amount slightly higher than book value. Subject to State regulatory approval we intend to return that premium over book value to our customers. The Presque Isle plant would be sold for $1, reflecting the current market value of the facility. 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 11, 2015 / 7:00PM, WEC - Q4 2014 Wisconsin Energy Corp Earnings Call

As you may recall, we attempted to sell Presque Isle last year but we did not receive any valid offers. We expect to treat the plant sale as an asset retirement. And we will seek recovery of the approximately $200 million of net unrecovered plant balance, consistent with prior regulatory practice. Customers in both Wisconsin and Michigan will clearly benefit from this agreement. Once the Presque Isle plant is sold, Wisconsin customers will no longer have to pay for the operating costs associated with the plant. Our Michigan customers will also avoid short-term costs. And Michigan's Upper Peninsula will have more control over its energy future as it will no longer be part of a single Wisconsin-Michigan system. In the end, this agreement addresses the needs of all of the parties in the settlement and clears the way for Michigan State regulatory approval of our proposed acquisition. Now turning to recent developments in our core business, as you may recall, last July we received the final written order from the Wisconsin Commission approving our request to build and operate a new major natural gas lateral in west-central Wisconsin. The 85 miles of pipeline and connected facilities will run from northern Eau Claire County in the far western part of the state to the City of Tomah in west-central Wisconsin. The project will address natural gas reliability concerns in that region. It will also help meet the demand being driven by customers converting from propane to natural gas and by the growth of the sand mining industry in that part of the state. The Commission's approval also includes franchise awards for 10 communities along the route, and authorizes us to begin delivering natural gas within the borders of those communities. In October we began work on portions of the downstream facilities. Two of the three branch lines were installed as of mid November. Construction on the third branch line began in January. And, of course, we have one major large diameter lateral to install. Route clear for that lateral also began early this year. We expect to complete the entire project in the fourth quarter of this year at a projected cost of $175 million to $185 million excluding allowance for funds used during construction. On the generation side of our business, you'll recall that we're converting the fuel source for our Valley Power Plant from coal to natural gas. The two-unit Valley plant is a co-generation facility located along the Menominee River near downtown Milwaukee. Valley generates electricity for the grid, produces steam for more than 400 customers in the downtown Milwaukee business center, and provides voltage support for our electric distribution network. I'm pleased to report the project remains on schedule and on budget. Unit 1 achieved commercial operation burning natural gas back in November. The entire Valley plant is available to operate at full power at this time, with Unit 1 burning natural gas and Unit 2 continuing to burn coal. Then we expect Unit 2 to be converted to natural gas in time for next winter's heating season. Overall the project is currently about 66% complete. We expect the total conversion cost to be between $65 million and $70 million, again excluding allowance for funds used during construction. Converting Valley to natural gas will reduce our operating costs and enhance the environmental performance of the units. We expect the electric capacity of the plant to remain at 280 megawatts. And we believe our plan will help support a vibrant downtown Milwaukee for many years to come. Now I'd like to touch on the upgrade of our Twin Falls hydroelectric plant. Twin Falls was built in 1912 and is one of 13 hydroelectric plants on our system. The plant is located on the border of Wisconsin and Michigan's Upper Peninsula. Construction is now underway to build a new powerhouse and add spillway capacity to meet current federal standards. We continue to make good progress on the major construction work at Twin Falls. The upstream cofferdam has been completed and rock excavation is well underway. 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 11, 2015 / 7:00PM, WEC - Q4 2014 Wisconsin Energy Corp Earnings Call

Overall, the project, as we speak today, is approximately 37% complete. We plan to begin construction of the new powerhouse this spring, and we expect commercial operation of the new powerhouse to begin in the summer of 2016. The total investment is budgeted at $60 million $65 million excluding funds used during construction. Also we continue to make excellent progress on our initiative to improve fuel flexibility at the Oak Creek expansion units. As you'll recall these units were initially permitted to burn bituminous coal. However, given the cost differential now between bituminous coal and Powder River Basin coal, blending the two types of fuel could save our customers between $25 million and $50 million a year depending on the blend. In 2013, we received the necessary environmental approvals, began making changes to the boilers, and started testing various blends of bituminous and PRB coal at the plant. With a few modifications, both units can sustain a 20% PRB blend. We've also conducted limited testing on Unit 2 at various levels up to 100% PRB. Although testing has gone well, there are operational issues that need to be resolved and equipment that must be modified to sustain the higher blends of PRB coal on a long-term basis. So, in July of last year, we filed a request with the Wisconsin Commission to approve additional capital spending for modifications at the plant. Our share of that investment would be approximately $21 million. If approved the modifications are expected to support sustained operation at up to 60% PRB and allow us to continue testing blends up to 100% PRB. Also, it's very clear that we need space and equipment to handle additional coal inventory at the site. As a result, we filed a request with the Wisconsin Commission in October of last year for an expanded coal storage facility and additional handling equipment. Our estimated capital cost for this particular project is $58 million. We hope to receive Commission approval for both of these projects in the second half of this year. Looking forward, we see significant investment opportunities in our existing core business as we continue to upgrade our aging distribution networks and focus on delivering the future. Our updated capital budget -- and this is new information -- our updated capital budget calls for spending $3.3 billion to $3.5 billion over the five-year period 2015 through 2019. Our rolling 10-year capital budget now calls for investing between $6.6 billion and $7.2 billion over the period 2015 through 2024. Turning now to our dividend policy, at its January meeting our Board of Directors raised our quarterly dividend to $0.4225 a share, an increase of 8.3% over the dividend paid during 2014. The new quarterly dividend is equivalent to an annual rate of $1.69 a share. The Board also reaffirmed our standalone dividend policy that targets a payout ratio trending to 65% to 70% of earnings in 2017, a payout ratio that is more competitive with our peers across the regulated utility sector. At the closing of the Integrys acquisition we expect to increase the dividend again by 7% to 8% for Wisconsin Energy shareholders to reflect the dividend policy of the Combined Company. And then going forward the projected payout target for the Combined Company is expected to be 65% to 70% of earnings. Finally, turning to Wisconsin rate matters, in December, the Wisconsin Commission issued its final order on our rate filing for the years 2015 and 2016. The order approved a net bill increase of 0.1% related to the non-fuel costs for our retail electric customers in Wisconsin. The new rates went into effect on January 1. The order also approved an increase in the fixed portion of our customers' monthly bills, while correspondingly reducing the kilowatt hour charge. As you know, a higher fixed charge and a lower energy charge more accurately reflect our cost structure. Lastly, the Commission approved a return on equity of 10.2% for Wisconsin Electric and 10.3% for Wisconsin Gas. It also authorized an increase in the Wisconsin Gas common equity component to an average of 49.5%, up from 47.5%. The mid point of Wisconsin Electric's equity component remains unchanged at 51%. 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 11, 2015 / 7:00PM, WEC - Q4 2014 Wisconsin Energy Corp Earnings Call

In summary, ladies and gentlemen, 2014 was another year of achievement for Wisconsin Energy. The Company continues to perform at a high level, both financially and operationally. And our proposed acquisition of Integrys positions us well for strong future growth as we focus on delivering the future. And now with more details on our full year performance and our outlook for 2015, here is our Chief Financial Officer, Pat Keyes. Pat? Pat Keyes - Wisconsin Energy Corporation - CFO Thank you, Gale. As Gale mentioned for 2014 our adjusted earnings grew to $2.65 a share compared with $2.51 a share for 2013. Our GAAP earnings for 2014 were $2.59 a share, which includes $0.06 of costs associated a the acquisition of Integrys. Consistent with past practice I will discuss operating income for our two business segments and then discuss other income, interest expense and income taxes. Our consolidated operating income for the full-year 2014 was $1.112 billion as compared with $1.08 billion in 2013. That's an increase of $32 million. Starting with the utility energy segment, operating income in 2014 totaled $770.2 million, an increase of $50.8 million over 2013. On the positive side, lower O& M spending, in part driven by lower benefits costs, increased our margins by $59.3 million. We also had a $28 million increase in revenues due to the second year of our Wisconsin rate order. On the negative side, depreciation expense increased by $20.4 million in 2014, primarily because our biomass plant was placed into service late in 2013. We estimate that weather resulted in a net $14.8 million decline. While we experienced cold winter weather in 2014 this was more than offset by our cool summer. Now, turning to our non-utility segment, operating income was up $1.1 million when compared to last year. This increase reflects new investments in our Power-the-Future plants. Our corporate and other segments shows an operating loss of $26.3 million, which is almost $20 million more than the prior year. During 2014, we incurred $14.6 million of external costs, primarily legal, banking and professional fees related to the Integrys acquisition. Taking the changes for these segments together, you arrive at a $32 million increase in operating income, or a $46.6 million increase adjusted for the $14.6 million of acquisition costs. During 2014, earnings from our investment in the American Transmission Company totaled nearly $66 million, which was a $2.5 million decline from 2013. Our other income net declined by $5.4 million primarily because of lower AFUDC. AFUDC decreased because we completed the biomass facility in the fourth quarter of 2013. Our net interest expense declined by $10.6 million. This was primarily driven by lower long-term interest costs as our new debt issuances were at rates lower than the rates on scheduled maturities. Our consolidated income tax expense rose by $23.8 million because of higher pre-tax earnings and a slightly higher effective tax rate. Our effective tax rate for 2014 was 38.1% as compared to 36.9% in 2013. We estimate that our standalone effective tax rate in 2015 will be between 37% and 38%. Combining all of these items brings you to $588.3 million of net income, or GAAP earnings of $2.59 a share for the year. Adding back $0.06 per share for the after-tax impact of acquisition costs, we saw adjusted earnings of $2.65 per share. During 2014, our operating cash flows totaled $1.198 billion which is a $33 million decrease from 2013. We experienced higher net income and depreciation and amortization costs. However, these factors were offset by higher working capital requirements related to natural gas inventories. 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 11, 2015 / 7:00PM, WEC - Q4 2014 Wisconsin Energy Corp Earnings Call

Our capital expenditures totaled $736.1 million in 2014, a $48.7 million increase compared to 2013. We saw higher construction expenditures related to the conversion of the Valley Power Plant to natural gas and investments in our distribution infrastructure. And we paid $352 million in common dividends in 2014, which was $23.1 million greater than in 2013. We're also pleased to report that our adjusted debt-to-capital ratio was 51.4% at the end of 2014, which is lower than our 2013 ratio of 52.5%. We continue to use cash to satisfy any shares required for our 401(k) plan, options, and other programs. Going forward, we do not expect to issue any additional shares except for the Integrys acquisition. I'll now report on 2014 electric deliveries to our customers. Delivered electricity reflects the demand from both our retail and electric choice customers, and thus is a good indicator of how the regional economy is fairing. Weather-normalized retail deliveries of electricity, excluding the mines, rose by 0.4% during 2014 as compared to 2013. Actual deliveries, were down by 0.7%. Looking at the individual customer segments, we saw normalized residential deliveries increase by 0.1% in 2014. Actual residential deliveries declined by 2.4%. Across our small commercial and industrial group, weather-normalized deliveries, declined by 0.1%. On an actual basis, full-year deliveries, to this group were down 0.4%. Normalized deliveries to the large commercial industrial segment for the full-year 2014, excluding the iron ore mines, were up by 1.3% for the year. Actual deliveries rose by 0.9% for the year. Overall, for 2015, we're forecasting a modest increase of 0.1% in weather-normalized deliveries, again excluding the iron ore mines. We plan to meet our earnings targets without relying on significant gains and energy usage by our customers. Looking at 2015 by individual customer segments, we expect residential deliveries to grow by 0.2%, impacted positively by continued modest growth in housing starts but offset by conservation. In the small commercial industrial segment, we're projecting an increase of 0.3%. In the large commercial industrial group, we are projecting a decrease of 0.3%. On the natural gas side of the business, total volumes in 2014 increased by 5.2%, driven partly by the colder weather. On a normalized basis and excluding the volumes used in power generation, gas volumes increased by 3.6% compared to 2013. We attribute this to an increase in customers, fuel switching to natural gas, and the positive impact of additional gas used in the sand mining industry. Looking over the period 2015 through 2019 as a standalone company, we're projecting positive free cash flow totals $300 million. As a reminder we define free cash flow as the cash available after capital spending and dividends. Next, I'd like to announce our standalone earnings guidance for 2015. We will revise our 2015 guidance after the Integrys acquisition has been completed. And, as Gale already mentioned, we anticipate closing the transaction in the second half of 2015. As we've discussed, our adjusted earnings in 2014 were $2.65 a share. Subtracting $0.03 for the impact of weather, we estimate that normalized adjusted earnings for 2014 were $2.62 a share. Taking this into account, we expect our adjusted earnings for 2015 to be in the range of $2.67 a share to $2.77 a share. This projection assumes normal weather and excludes transaction-related costs. Again, our guidance for 2015 on a standalone basis is $2.67 a share to $2.77 a share. Finally, let's look at first-quarter guidance. Last year's first-quarter earnings were $0.91 a share and that included $0.10 of weather benefit created by the polar vortex. In addition, the polar vortex helped last year's first quarter fuel recovery. Taking these two factors into account, we expect our first quarter adjusted earnings in 2015 to be in the range of $0.79 to $0.81 a share. That assumes normal weather and excludes transaction-related costs. Once again, our first quarter 2015 guidance is $0.79 to $0.81 a share. And with that, I will turn things back to Gale. 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 11, 2015 / 7:00PM, WEC - Q4 2014 Wisconsin Energy Corp Earnings Call

Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO Pat, thank you very much. Overall, we're on track and focused on delivering value for our customers and our stockholders. Q U E S T I O N S A N D A N S W E R S Operator (Operator Instructions) Your first question comes from the line of Julien Dumoulin-Smith with UBS. Julien Dumoulin-Smith - UBS - Analyst Perhaps just a couple quick questions here clarifying. First on the guidance, can you give us at all any sensitivities around timing of the transaction and the close basically what a one-month delay in the close would be? Anything at all would just be helpful from a timeline perspective. Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO Julien, again, we're trying to give you for 2015 our standalone guidance, because no one is certain at this point of the exact closing date. Let me just iterate that a little bit more. Right now July 6 would be the longest date that's been established out there. That's by the Illinois Commerce Commission for a vote. So, we're saying we expect to close in the second half of 2015. Much of the acquisition relates to acquiring natural gas distribution companies. Obviously, their sales are quite low in the third quarter. So we really, unfortunately, can't give you anymore precise information about the impact of one month or not. It really does depend upon the month of the season, depends upon the weather. But I don't think it's going to have a huge impact one way or another. We're still expecting to close in the second half. Julien Dumoulin-Smith - UBS - Analyst Got you. That's helpful in and of itself. Perhaps, secondly, just can you talk about a little bit of the drivers in the shift in CapEx here just a little bit more around the increase, what drove that, or is it usual rolling forward? Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO Couple of things. About two-thirds of our overall capital spending over the course of the next several years really will be focused on upgrading our aging electric and natural gas distribution networks, particularly the electric distribution networks. And that's very much age-driven. If you look at the reliability of the equipment in our industry, which, as you know, is incredibly reliable, you start to see, though, a significant uptick in failure rates after the equipment reaches age 50. So, we're focusing our upgrades, we're focusing our replacements on equipment that is reaching or passing that age. And we're seeing more equipment and we're seeing more investment requirement relating to upgrading those electric distribution networks. I think overall, if you look at our rolling 10-year capital plan, it's up about $100 million from the last 10-year plan. 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 11, 2015 / 7:00PM, WEC - Q4 2014 Wisconsin Energy Corp Earnings Call

Pat Keyes - Wisconsin Energy Corporation - CFO That's great, Gale. Julien, this is Pat. Let me add a couple things. I think if you look at 2014 versus 2013, I think I said about $50 million round number in additional capital spend. And about half of that we had projected because, as Gale mentioned, that's largely driven by Deliver the Future. If you look at the last number we had in our investor presentation, we ended up the year about $25 million ahead of that. And that increment is largely driven by gas lateral expansions. As people got off of propane, we grew our gas distribution spending to help facilitate those customers' conversion. Julien Dumoulin-Smith - UBS - Analyst Great, that makes a lot of sense. Perhaps, just lastly, can you comment on weather-normalized trends? I know you did already to a certain extent, but just expand on 2015, if you will, a little bit. And what maybe some of the key drivers might be if you think about sensitizing it? Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO Sure, I'd be happy to, Julien. Let me start with the large commercial and industrial customers, our large customer group. And there's an interesting statistic that we did not put in the script but I think is worth mentioning. If you look at our delivered volumes of electricity to our large customers for 2014, and include the iron ore mines up in the Upper Peninsula, which we're still responsible for delivery, regardless of where their supply comes from, if you look at that customer segment, weather normal, it was actually up 3.8% during 2014. That's pretty strong industrial growth in 2014. We're projecting virtually flat for that customer segment in 2015 coming off that big uptick in 2014. And that's based really on the input we receive from our large customers when we interview them in the fall of the year as we finalize our forecast. So, in essence, what we're expecting on the large commercial and industrial side of the business is to sustain the growth that occurred in 2014 but probably stay pretty close to that level. That's really the insight that I would give you on our large commercial and industrial. And then, in essence, for residential weather normal, for commercial weather normal, basically a little bit of growth offset by conservation and a net-net of flat. Julien Dumoulin-Smith - UBS - Analyst That's perfect. Thank you very much for the time. Operator Your next question comes from the line of Jonathan Arnold with Deutsche Bank. Jonathan Arnold - Deutsche Bank - Analyst Good afternoon. Just, firstly, on transmission, it looked like the number ticked down in the fourth quarter. Why would that be? Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO There's a very good reason for that and we'll let Pat answer as to why. 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 11, 2015 / 7:00PM, WEC - Q4 2014 Wisconsin Energy Corp Earnings Call

Pat Keyes - Wisconsin Energy Corporation - CFO Jonathan, as you know, there is a possibility that the ROEs are going to be adjusted for the ATC and others across the country for that matter. So, we have reserved against that possibility. Jonathan Arnold - Deutsche Bank - Analyst Okay. Can you quantify that, how much of an impact it was on the quarter? Pat Keyes - Wisconsin Energy Corporation - CFO I think we've talked about in the past, if you use the guidelines of the Massachusetts ruling of 10.57% to 11.74% ROE, that's somewhere between a $0.01 and $0.045. We took a look at that and used that as our guidance. We were probably closer to the $0.01 side of it but that was the yardstick, if you will, we used to decide how appropriate it was to reserve. Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO So, basically we took a small charge in the fourth quarter and then we embedded an estimate of slightly lower ROEs in our 2015 guidance to you. So, the numbers that Pat showed you or mentioned to you in our 2015 guidance band of $2.67 to $2.77, that assumes also a slightly lower, at the top end and bottom end, a slightly lower ROE outcome when FERC decides the MISO case in, we think, the second half. Jonathan Arnold - Deutsche Bank - Analyst Just to be clear, did you use the New England number or did you take the New England methodology and market it to today plus the 50 basis points? Pat Keyes - Wisconsin Energy Corporation - CFO I'm just using the New England number as a guide post. We based our analysis on a different way I guess, is the simplest way to say it. Julien, the other way you may want to look at it -- I'll add-on to Gale's 2015 point -- we've obviously got a range of guidance, and part of the driver of that range of guidance is where will that return fall in. Jonathan Arnold - Deutsche Bank - Analyst Okay, but I'm still not quite clear. So, did you use the 10.57% or did you use that mark-to-market? Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO What we really did was we said at one end of the spectrum -- and we're not going to be precise, Jonathan, about the spectrum -- but at one end of the spectrum, the decline could be X cents, at a lower end of the spectrum it could be Y cents, and we embedded the X and the Y in the guidance we've given you. Jonathan Arnold - Deutsche Bank - Analyst Perfect, okay. Thank you for that. And one other -- we noticed there was an order to show cause out of the MPSC with relation to the Upper Peninsula, I think yesterday. Could you comment on that? 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 11, 2015 / 7:00PM, WEC - Q4 2014 Wisconsin Energy Corp Earnings Call

Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO Sure, I'd be happy to. First of all, I want to make sure everyone understands this particular order that came out yesterday afternoon is a separate docket completely from our merger docket. We really don't see any real link between the two. We've just had a quick review obviously of the order itself but a couple of points. First of all, we believe the Michigan Commission wants some very broad input from a whole range of parties on units that receive or could receive the SSR, the subsidy, the system support resource payments from MISO, and where the state authority starts and ends and where the federal authority starts and ends for units that have these SSR payments, or could have these SSR payments in the future. So, that, I think, is the nut of where the intent of that particular docket that the Commission opened is. And we'll be happy to work with the Commission, we'll be happy to provide our input. But I also want to assure you that there's no issue with making sure that we have adequate supply for as long as we own the assets in the Upper Peninsula to meet customer needs. That really is our intention, obviously. We will keep the Presque Isle units open under MISO direction for as long as they need to be. Jonathan Arnold - Deutsche Bank - Analyst So there's no sense that they're going cold on the settlement or anything like that. Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO No. In fact, just the opposite. If you think about how the settlement was put together, the Governor' office, the Michigan State Attorney General, the PSC staff, and the iron ore mines are all parties to the settlement, and certainly, from everything we are sensing and everything we can tell, are fully onboard with the settlement. This is a separate docket entirely. Jonathan Arnold - Deutsche Bank - Analyst Great, thanks for the clarity, Gale. Operator Your next question comes from the line of Paul Ridzon with KeyBanc. Paul Ridzon - KeyBanc Capital Markets - Analyst Did the fourth-quarter ATC book reserve for the full year or is it just related to the fourth quarter? Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO No, for the entire year. In fact, back to November of 2013, guys? Yes, back to November of 2013. Paul Ridzon - KeyBanc Capital Markets - Analyst Okay, thank you very much. And have the mines come back to your service? 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 11, 2015 / 7:00PM, WEC - Q4 2014 Wisconsin Energy Corp Earnings Call

Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO The mines are home as of February 1. Paul Ridzon - KeyBanc Capital Markets - Analyst And is that baked into your guidance? Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO No, because under the way rates have been set, basically the revenues and costs associated with serving the mines will be deferred on our balance sheet. Paul Ridzon - KeyBanc Capital Markets - Analyst Until the next rate case? Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO I'm sorry? Paul Ridzon - KeyBanc Capital Markets - Analyst Deferred until the next rate case? Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO Yes, the margin and the cost -- well, the cost and then resulting in the margin, will be deferred until the next rate case. Paul Ridzon - KeyBanc Capital Markets - Analyst And weather for the year was $0.03 positive versus normal? Pat Keyes - Wisconsin Energy Corporation - CFO Correct. Paul Ridzon - KeyBanc Capital Markets - Analyst And then, lastly, what are you seeing as far as continued growth out of the sand mining industry given that this is frac sand? 13 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 11, 2015 / 7:00PM, WEC - Q4 2014 Wisconsin Energy Corp Earnings Call

Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO Very interesting question. And actually, there's been a lot of analysis in the last couple of months, particularly as oil prices began to crater, about the impact in the western part of the state on the huge expansion we've seen in frac sand mining. And for right now we're actually not seeing downturn at all in frac sand production in the western part of the state. And when we talk with the frac sand producers, they're still quite optimistic. Now, I would say the growth is going to level off and we're not going to see for the near term any significant additional growth. But they're not seeing any downturn either. And I think that's in part because Wisconsin has now become the number one supplier of frac sand in the country. It's the quality of the sand, it's the ease of getting that sand to market from where the sand mines are, So, we're not seeing any real deterioration at this point and the customers that we're talking to out there don't expect to see any 2015 deterioration, as well. Paul Ridzon - KeyBanc Capital Markets - Analyst So, they've got a cost advantage that should support them? Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO I think they've got a cost and quality advantage. Paul Ridzon - KeyBanc Capital Markets - Analyst Okay, thank you very much. Operator Your next question comes from the line of Michael Lapides with Goldman Sachs. Michael Lapides - Goldman Sachs - Analyst Hi, Gale. A real quick one, how should we think about what the value of the distribution assets in the Upper Peninsula are? I'm trying to think through the cash you'll receive from that potential sale and then the amount that could potentially be rebated back to customers. Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO Okay. We'll just give you a ballpark number here. And, again, this is a very small part of our business. But the book value of the distribution assets is going to be in the neighborhood of $100 million. Michael Lapides - Goldman Sachs - Analyst Got it. Okay. One other totally unrelated -- when you look at the balance sheet, total short-term debt at the end of the year is at a high point if I look relative to prior quarters, even prior year ends, just comparing year over year to past years. How should we think about what your plan for that is, what's driving that, et cetera? 14 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 11, 2015 / 7:00PM, WEC - Q4 2014 Wisconsin Energy Corp Earnings Call

Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO I'm looking at Scott and Pat here. For one thing, we tend to tick up in Q4 anyway because of the build up of natural gas inventories. So, total short-term debt is going to be a little higher. If you're looking at it compared to Q3 it's always going to be higher. Really, I don't see any significant difference here. We were able to push off a bond offering given our stronger cash flows during 2014 but we're in a normal pattern here. Scott? Scott Lauber - Wisconsin Energy Corporation - Treasurer The short-term debt is really at the two utilities. So we have plenty of room. And we have a lot of cash, we have some cash actually at the Holding Company. So, it's really just a timing of when we do debt issuance at the utilities. Michael Lapides - Goldman Sachs - Analyst Got it. And, finally, can you talk about the impact of bonus depreciation on 2015 cash flows and how that impacts your EPS guidance? Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO We certainly can talk about the cash flows. There won't be any real immediate impact on EPS. But, Pat, how about talk about the benefit from the cash benefit from bonus depreciation? Pat Keyes - Wisconsin Energy Corporation - CFO Michael, for us that's about $115 million this upcoming year. So, as Gale mentioned, that's because that was not part of the rate case and we're not going into the rate case, so there isn't any impact on it for this year, if that helps where you were heading -- on the rate base, I should be more clear. Michael Lapides - Goldman Sachs - Analyst Got it. It would impact further down the road but not in the immediate term? Pat Keyes - Wisconsin Energy Corporation - CFO That's correct. Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO Probably 2017. Pat Keyes - Wisconsin Energy Corporation - CFO Yes. And, remember, having said that, Gale also mentioned our revised capital is up by about $100 million, so net-net, it's probably in the same place. 15 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 11, 2015 / 7:00PM, WEC - Q4 2014 Wisconsin Energy Corp Earnings Call

Michael Lapides - Goldman Sachs - Analyst Yes. And, finally, can you actually just give us the walk 2015, 2016 and 2017 annual CapEx? Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO Let's see if we broke it down in the materials we brought into the room of year by year. I can tell you that over the period, as I mentioned earlier, about two-thirds of the capital spending will be tied to our distribution networks. We will have a disproportionate amount of capital spending this year because this is our big spending year for the western Wisconsin natural gas expansion, that 85-mile lateral that I mentioned, and that's $170 million, $180 million. So, you'll see more spending on natural gas distribution in what we call our lifesaver chart where we have the colors and the bars. You'll see 2015 being an outsized year for natural gas distribution spending. But over the period of time, you're going to see about two-thirds of the capital spend be on upgrading our distribution networks, particularly electric. Pat Keyes - Wisconsin Energy Corporation - CFO And, Michael, allow me to expand on the lifesaver theme and add some color to Gale's comments. At the utilities -- it's only there, that's the numbers I have in front of me -- it was about $700 million in 2014, and then will be around $770 million in 2015, with the largest part of the delta being the west-central. And then we flatten out to some $600 million, $650 million in the two years after that. Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO In 2016-2017, if that helps. Michael Lapides - Goldman Sachs - Analyst Got it. Last one -- you're spending a little bit of capital at Oak Creek at the Power of the Future plant. How should we think over a multi-year period what happens to the earnings trajectory of the Power of the Future assets? Is that a flat earnings stream? Is this going to drive a little bit of earnings growth? Is there some natural earnings growth embedded in the contracts or in the lease structure? How should we think about it? Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO I think the simplest way to think about it a slightly rising slope and a slightly rising stream of income from the Power of the Future units for two reasons. One, there's some maintenance capital that we normally need to spend, anybody needs to spend, on power plants. So there will be small amounts of additional capital as the maintenance capital is spent. Then we're probably looking now close to $90 million or so for the two projects that we are seeking Commission approval for, related to the additional coal storage capability and the plant modifications for fuel blending. Allen Leverett - Wisconsin Energy - President Which you covered in the script. 16 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 11, 2015 / 7:00PM, WEC - Q4 2014 Wisconsin Energy Corp Earnings Call

Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO Which we covered in the script. So that would add to earnings. And then just in general, as we amortize the debt and the revenue stream stays the same, you would expect slightly higher annual earnings. Allen Leverett - Wisconsin Energy - President As you pay down the debt. Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO Exactly. As you amortize and pay down the debt. So I would look at it as a gently rising stream. Michael Lapides - Goldman Sachs - Analyst Got it. Thanks, guys. Much appreciated. Operator Your next question comes from the line of Paul Patterson with Glenrock Associates. Paul Patterson - Glenrock Associates - Analyst Good afternoon. I just wanted to follow-up on Jonathan Arnold's question with respect to the show cause order because I'm a little confused. First of all, it doesn't seem like they've referenced the settlement at all. But the settlement, as I understand it, was supposed to deal with the concerns about reliability regarding the Upper Peninsula, correct? Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO Yes, correct. Paul Patterson - Glenrock Associates - Analyst And it was pretty thorough, like you said, all of the things you said. But then when you read this, they say that -- At present, Wisconsin Electric is unable to provide the Commission with assurance of reliable supply of electric service given it has announced its intention to retire the PIPP, the Presque Isle. And they emphasize this urgent problem with constrained capacity on the Upper Peninsula will continue for years. What I don't understand is you guys are supposed to be selling this asset and what have you, it will be sort of UPPCO's issue, I would think. I'm just a little confused as to, A, I know it's their order and what have you, but if you could give us any insight that you have on this and that. They seem to be making an issue about something that the settlement was designed to deal with and they're not referring to the settlement. It just seems odd. It just seems like it's coming out of nowhere, if you know what I'm saying. Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO You're asking a very good question. Our view, after reading the order and having some discussions, our view is that this docket is all about a much narrower policy issue related to the system support resource payments. We don't think it has anything to do with the broader docket. 17 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 11, 2015 / 7:00PM, WEC - Q4 2014 Wisconsin Energy Corp Earnings Call

There are a number of units, as you know, in Michigan now, not just ours, not just the Presque Isle plant, but there are a number of units getting the system support resource payments, either because the owner had planned to suspend or retire the units. So, our view is, while I understand your confusion, our view is this is really a much narrower docket associated with where are the state authorities, where are the federal authorities as it relates to these units that either could get or are receiving SSR payments. I hope that helps. Paul Patterson - Glenrock Associates - Analyst It does help. What I'm a little confused about is why are they only asking you to show cause? It just seems like, why not get those other -- I could understand a broader investigation, like they want to keep on top of it, et cetera. I just don't understand why it's like, we're asking Wisconsin Energy to show cause as to what the issue is, particularly if it looks like in the near future you guys aren't really going to be in the picture anywhere near to the degree you are. Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO I think maybe they got us on speed dial, you never know. Paul Patterson - Glenrock Associates - Analyst Okay, I don't mean to make too much of it. I'm just a little confused by it, that's all. Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO There may be one other reason. In terms of the magnitude of the SSR payments, Presque Isle is clearly the units that are getting the biggest payments by far. So, that may have been part of their thinking. I'm speculating on that because we really don't know, won't know more until we get further into it. Paul Patterson - Glenrock Associates - Analyst Okay. But just, generally, though, as far as you guys see it, the settlement is perfectly in place. You've heard no pushback or any issue associated with that and things are proceeding well with respect to the merger processes you're seeing. We shouldn't think anything else of it than just what you said, right? Everything else with respect to the merger and the constraint, the Upper Peninsula power reliability issues, all those you think are moving well, correct? Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO I couldn't have said it better myself. Paul Patterson - Glenrock Associates - Analyst Okay, good. Thanks so much for the clarity. The rest of the stuff was answered, thank you. Just one thing -- longer term, with respect to sales growth, do you guys have an updated outlook -- outside of 2015 which you guys already shared with us -- what you think is going to be happening here? 18 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 11, 2015 / 7:00PM, WEC - Q4 2014 Wisconsin Energy Corp Earnings Call

Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO We're still looking longer term. And a lot of the estimates we provided you longer term for CapEx, et cetera, are assuming about 0.5% electric sales growth annually, weather normal. Paul Patterson - Glenrock Associates - Analyst Thanks so much. Operator Your next question comes from the line of Dan Jenkins with State of Wisconsin Investment Board. Dan Jenkins - State of Wisconsin Investment Board - Analyst Okay. First, I just had a bit of a follow-up on the sands customers, the frac sands, any impact. I was just curious if you could let us know like how big is that revenue as part of the industrial, how big of a segment is that? Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO Let me clarify. Good question, Dan. Let me clarify one thing. We largely do not serve electricity in that region. So, from the standpoint of the sand mining growth and the sand mining production, it's largely related to our natural gas distribution network. And of course we're now, to help serve the sand mines, we're now building this 85-mile lateral that will increase our capacity to serve the sand mines. Scott, do you have an estimate of our total industrial, for example, of our total industrial deliveries, of natural gas? Scott Lauber - Wisconsin Energy Corporation - Treasurer Yes, if you look at the volumes it's a couple percent. Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO About 2%, Scott is saying. Scott Lauber - Wisconsin Energy Corporation - Treasurer In the sands area. And that grew about 30% last year. Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO It was way up last year, as Scott said. [30%] increase to the sand mining industry. Dan Jenkins - State of Wisconsin Investment Board - Analyst Okay. So it's more the margin and the volume than the overall total has been more the impact so far? 19 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 11, 2015 / 7:00PM, WEC - Q4 2014 Wisconsin Energy Corp Earnings Call

Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO I would agree with that, yes. Dan Jenkins - State of Wisconsin Investment Board - Analyst Another question I had is, just looking at the cash flow statement, you had about an $80 million swing in working capital. I was wondering if you could give a little more color on what was driving that. Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO A lot of that is natural gas inventory. But Steve Dickson, do you have a breakdown for us? Steve Dickson - Wisconsin Energy Corporation - Controller You're absolutely right, Gale. Gas in storage is about $71 million and some non-cash items. But it is the gas in storage. Last year, because it was so cold in the fourth quarter in December, we drew down balances, and that was a positive cash flow. This year, two things. We built up inventories and the price at the end of this year is higher than last year. So, that was the big driver. Dan Jenkins - State of Wisconsin Investment Board - Analyst Okay. And then you mentioned that the lower medical and benefit cost was a big driver. I was wondering, is that due to a change in your policy or is it more of a valuation thing related to interest rate changes, or what's going on there? Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO No, last year -- good question again, Dan -- and you're on your game today, it's good to see -- last year was the first year, 2014 was the first year, where all of our employees were receiving medical care through high deductible plans. And we think that did have a positive impact. Also, just our medical experience last year was better than normal. So, it will be interesting to see how 2015 plays out because we did have a very positive year in terms of medical benefit costs. And again, we're not sure how much of that relates to the fact that every employee is on a high deductible plan and how much of it was just a very good healthcare experience year. But we have a lot of initiatives underway in the Company on understanding exactly where you are individually with your health. We're really promoting wellness and it was good to see the result from 2014. Dan Jenkins - State of Wisconsin Investment Board - Analyst Okay On page 9, just looked at the fourth-quarter revenues, other operating revenues, you had a $21 million increase there. Is that what's going on there? I know you all said that Treasury grant thing. Is there something related to that? Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO We'll let Steve answer that question for you. 20 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 11, 2015 / 7:00PM, WEC - Q4 2014 Wisconsin Energy Corp Earnings Call

Steve Dickson - Wisconsin Energy Corporation - Controller Yes, Dan. We announced that we have the SSR agreements and we started recognizing revenue associated with that. So, in the fourth quarter, about $20 million of that increase relates to SSR revenue. And that will be escrowed in 2015. Dan Jenkins - State of Wisconsin Investment Board - Analyst Okay, thank you. That's all I have. Operator Your next question comes from the line of Dan Fidell with US Capital Advisors. Dan Fidell - US Capital Advisors - Analyst Thanks for taking my question here. Most of my questions have been asked and answered but just a quick question on the Integrys approval process. Certainly thanks for the timing detail in the script. There have been more than a few moving parts going on, both politically and personnel-wise in Illinois of late. A bit unusual I think for the state overall but also to have that happen in the middle of a merger. How, if at all, do those shifts impact the approval process as it applies to you guys? Is there any additional thoughts you might have on that? Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO Actually, we don't think there's any significant impact at all, in that when we first applied in the state of Illinois for approval, as you know, there's a very large professional staff operating for the Illinois Commerce Commission. They have been down this road before in terms of two natural gas distribution companies being acquired in the last six years in Illinois. The staff proposed an ALJ hearing schedule and a schedule for a Commission decision, and, really, we've seen all the parties stick to the schedule. So far its been a process that has unfolded very smoothly and very much to our expectations in terms of timing. And there's no indication at all that the July 6 date is anything but firm. Dan Fidell - US Capital Advisors - Analyst That's great, thank you. That's all I had. Thanks very much. Operator Your next question comes from the line of Michael Weinstein with UBS. Michael Weinstein - UBS - Analyst Hi guys. I figured I'd just jump in there, too, as well. But I think my questions have all been answered so way at the bottom of the pack. Thanks a lot, guys. 21 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 11, 2015 / 7:00PM, WEC - Q4 2014 Wisconsin Energy Corp Earnings Call

Gale Klappa - Wisconsin Energy Corporation - Chairman and CEO You're more than welcome. Ladies and gentlemen, that does conclude our conference call for today. We really appreciate you participating. If you have any other questions, our famous Colleen Henderson will be available in the Investor Relations office at 414-221-2592. Thanks much, everybody. Take care. D I S C L A I M E R Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2015, Thomson Reuters. All Rights Reserved. 5616764-2015-02-11T22:54:03.497 22 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. FEBRUARY 11, 2015 / 7:00PM, WEC - Q4 2014 Wisconsin Energy Corp Earnings Call

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Wisconsin Energy and Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Wisconsin Energy and Integrys with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses of Wisconsin Energy and Integrys will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the risk that financing for the proposed merger may not be available on favorable terms. These forward-looking statements are based on numerous assumptions and assessments made by Wisconsin Energy and/or Integrys in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this communication.  Neither Wisconsin Energy nor Integrys assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Wisconsin Energy can be found in Wisconsin Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.  A further list and description of risks and uncertainties at Integrys can be found in Integrys’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Additional Information and Where to Find It

In connection with the proposed merger, Wisconsin Energy filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys.  The registration statement was declared effective by the SEC on October 6, 2014.  Each of Wisconsin Energy and Integrys mailed the joint proxy statement/prospectus to their respective shareholders and will file other documents regarding the proposed merger with the SEC. Wisconsin Energy and Integrys urge investors and shareholders to read the joint proxy statement/prospectus, as well as other documents filed with the SEC when they become available, because they will contain important information.  Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the

SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Wisconsin Energy Corporation, Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.